UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Constellation Brands, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class A 21036P 10 8

Class B 21036P 20 7

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 2 of 24

1	NAME OF REPORTING PERSONS Richard Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 149,876 Class B Shares 37,350
	8	SHARED VOTING POWER Class A Shares 891,078 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 149,876 Class B Shares 37,350
	10	SHARED DISPOSITIVE POWER Class A Shares 6,374,920 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 6,524,796 (29,308,932 if Class B Shares were converted) Class B Shares 22,784,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 4.0% (15.7% if Class B Shares were converted) Class B Shares 98.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 3 of 24

1	NAME OF REPORTING PERSONS Robert Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 557,901 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 891,035 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 557,901 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 6,374,877 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 6,932,778 (29,679,564 if Class B Shares were converted) Class B Shares 22,746,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 4.2% (15.9% if Class B Shares were converted) Class B Shares 98.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 4 of 24

1	NAME OF REPORTING PERSONS Abigail Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 58,030 Class B Shares 20,695
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 58,030 Class B Shares 20,695
	10	SHARED DISPOSITIVE POWER Class A Shares 1,190,908 Class B Shares 8,073,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,248,938 (9,343,489 if Class B Shares were converted) Class B Shares 8,094,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.8% (5.4% if Class B Shares were converted) Class B Shares 34.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 5 of 24

1	NAME OF REPORTING PERSONS Zachary Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 33,415 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 33,415 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 1,190,908 Class B Shares 8,073,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,224,323 (9,298,179 if Class B Shares were converted) Class B Shares 8,073,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.7% (5.4% if Class B Shares were converted) Class B Shares 34.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 6 of 24

1	NAME OF REPORTING PERSONS Astra Legacy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 5,484,000 Class B Shares 22,746,942
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 5,484,000 (28,230,942 if Class B Shares were converted) Class B Shares 22,746,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.3% (15.1% if Class B Shares were converted) Class B Shares 98.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 7 of 24

1	NAME OF REPORTING PERSONS A&Z 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 1,190,908 Class B Shares 8,073,856
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 1,190,908 Class B Shares 8,073,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,190,908 (9,264,764 if Class B Shares were converted) Class B Shares 8,073,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.7% (0% if Class B Shares were converted) Class B Shares 34.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 8 of 24

1	NAME OF REPORTING PERSONS RSS 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 250,000 Class B Shares 1,162,492
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 250,000 Class B Shares 1,162,492

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 250,000 (1,412,492 if Class B Shares were converted) Class B Shares 1,162,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.2% (0.9% if Class B Shares were converted) Class B Shares 5.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 9 of 24

1	NAME OF REPORTING PERSONS RES Master LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 149,876 Class B Shares 37,350
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 149,876 Class B Shares 37,350
	10	SHARED DISPOSITIVE POWER Class A Shares 5,483,842 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 5,633,718 (28,417,854 if Class B Shares were converted) Class B Shares 22,784,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.4% (15.2% if Class B Shares were converted) Class B Shares 98.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 10 of 24

1	NAME OF REPORTING PERSONS RSS Master LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 557,901 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 557,901 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 5,483,842 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 6,041,743 (28,788,529 if Class B Shares were converted) Class B Shares 22,746,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.7% (15.4% if Class B Shares were converted) Class B Shares 98.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 11 of 24

1	NAME OF REPORTING PERSONS RCT 2020 Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 675,000
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 675,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 0 (675,000 if Class B Shares were converted) Class B Shares 675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0% (0.0% if Class B Shares were converted) Class B Shares 2.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 12 of 24

1	NAME OF REPORTING PERSONS WildStar Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 0 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 5,483,842 Class B Shares 22,746,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 5,483,842 (28,230,628 if Class B Shares were converted) Class B Shares 22,746,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.3% (15.1% if Class B Shares were converted) Class B Shares 98.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.	Class A 21036P 10 8 Class B 21036P 20 7	Page 13 of 24

1	NAME OF REPORTING PERSONS The Stockholders Group (described below)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 7,082,855 Class B Shares 22,784,292
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 7,082,855 Class B Shares 22,784,292

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 7,082,855 (29,867,147 if Class B Shares were converted) Class B Shares 22,784,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 4.3% (16.0% if Class B Shares were converted) Class B Shares 98.2%
14	TYPE OF REPORTING PERSON OO

Amendment No. 8 to Schedule 13D

This Amendment is being filed by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy LLC (“Astra Legacy”), A&Z 2015 Business Holdings LP (“A&Z 2015 Holdings”), RSS 2015 Business Holdings LP (“RSS 2015 Holdings”), RES Master LLC, RSS Master LLC, RCT 2020 Investments LLC, WildStar Partners LLC (“WildStar Partners”) and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Richard Sands, Robert Sands, Astra Legacy and WildStar Partners.

This Amendment amends the amended and restated Schedule 13D filed in October, 2001 by Richard Sands, Robert Sands, Marilyn Sands, CWCP-I, a trust for the benefit of Andrew Stern M.D. under the Will of Laurie Sands (the “Marital Trust”), a trust created under Irrevocable Trust Agreement dated November 18, 1987 (the “Grandchildren’s Trust”), and a stockholder group (the “Amended Schedule 13D”), as the Schedule 13D was amended by (i) the Schedule 13D Amendment No. 2 filed on August 3, 2006 by Richard Sands, Robert Sands, the Grandchildren’s Trust, Laurie Sands’ Children’s Trust, Richard Sands’ Children’s Trust, Robert Sands’ Children’s Trust and Richard Sands’ Heirs’ Trust (the “Second Amendment”), (ii) the Schedule 13D Amendment No. 3 filed on February 17, 2009 by Richard Sands, Robert Sands, CWCP-I, the Marital Trust, Abigail Bennett, RES Business Holdings LP (“RES Holdings”), RES Business Management LLC (“RES Management”), RSS Business Holdings LP (“RSS Holdings”, together with A&Z 2015 Holdings, RCT 2015 Holdings, RHT 2015 Holdings, RSS 2015 Holdings and RES Holdings, the “Limited Partnerships”), RSS Business Management LLC (“RSS Management”), and a stockholder group (the “Third Amendment”), (iii) the Schedule 13D Amendment No. 4 filed on April 30, 2009 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWCP-I, the Marital Trust and a stockholder group (the “Fourth Amendment”), (iv) the Schedule 13D Amendment No. 5 filed on July 8, 2011 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWCP-I, CWCP-II and a stockholder group, (v) the Schedule 13D Amendment No. 6 filed on June 12, 2017 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, A&Z 2015 Holdings, A&Z 2015 Business Management LLC (“A&Z 2015 Management”), RCT 2015 Business Holdings LP (“RCT 2015 Holdings”), RCT 2015 Business Management LLC (“RCT 2015 Management”), RHT 2015 Business Holdings LP (“RHT 2015 Holdings”), RHT 2015 Business Management LLC (“RHT 2015 Management”), RSS 2015 Holdings, RSS 2015 Business Management LLC (“RSS 2015 Management”), WildStar Partners, RRA&Z Holdings LLC (“RRA&Z Holdings”) and a stockholder group (the “Sixth Amendment”), and (vi) the Schedule 13D Amendment No. 7 filed on January 19, 2018 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy and a stockholder group (the “Seventh Amendment”, together with the Amended Schedule 13D, the Second Amendment, Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment, the “Schedule 13D”). RCT 2015 Holdings, RCT 2015 Management, RHT 2015 Holdings, RHT 2015 Management, RSS 2015 Management, RES Holdings, RES Management, RSS Holdings, RSS Management and RRA&Z Holdings are not filing as part of this Amendment because no changes have occurred with respect to their beneficial ownership of shares.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The classes of equity securities to which this Amendment No. 8 to Schedule 13D (this “Amendment”) relates are the Class A Common Stock, par value $0.01 per share (the “Class A Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Stock”, and together with the Class A Stock, the “Common Stock”), of Constellation Brands, Inc., a Delaware corporation with its principal offices at 207 High Point Drive, Building 100, Victor, New York 14564 (the “Company”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(a) – (c)

20.	RES Master LLC, a Delaware limited liability company

21.	RSS Master LLC, a Delaware limited liability company

22.	RCT 2020 Investments LLC, a Delaware limited liability company

The principal occupation of (i) Richard Sands is to serve as Vice Chairman of the Board of the Company; and (ii) Robert Sands is to serve as Chairman of the Board of the Company.

The principal business of each of RES Master LLC, RSS Master LLC and RCT 2020 Investments LLC is investment.

(d)-(e) None of the Reporting Persons or the Group members has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Proposed Declassification Transaction

From time to time over the last several years, certain of the reporting persons have discussed with members of management and/or directors of the Company the possibility that at some point it may be desirable to seek to make changes to the existing high vote/low vote structure of the Company’s common stock. These conversations have recognized that potential changes could include issuing additional high or low vote (or non-voting) stock and/or declassifying the common stock to eliminate the high vote component of the class B shares. The proposal set forth below is intended to enhance the attractiveness of the common stock to investors and to enhance the strategic flexibility of the Company for the long term, and was not made in connection with or with the intention of facilitating any specific corporate transaction.

On April 2, 2022, Robert Sands delivered the following letter to the Company:

“STRICTLY CONFIDENTIAL

April 2, 2022

Board of Directors

Constellation Brands, Inc.

207 High Point Drive #100

Victor, New York

Re: Declassification Transaction Proposal

Ladies and Gentlemen:

I am writing on behalf of myself, Richard Sands and other members of our extended family and related entities (the “Family”) that collectively hold over 98% of the shares of Class B common stock of Constellation Brands, Inc. (the “Company”) to propose a declassification of the Company’s common stock on the terms described in this letter.

Specifically, we are proposing a transaction pursuant to which each share of Class B common stock would be converted into 1.35 shares of Class A common stock. The proposed transaction on such terms would reduce the aggregate voting power of the Family from approximately 59.5% to 19.7% of the Company. On these terms, our Family would be willing to relinquish the majority voting control which it has exercised since the inception of the Company. We believe the premium included in our proposal is supported by precedent transactions and appropriate given the significant benefits that would accrue to the Company and our stockholders. For example, a simplified structure would be better aligned with the “one vote per share” governance that is widely supported by corporate governance experts, and will increase market demand from investors who prefer single-class structures.

We would require that the proposed transaction be subject to specified terms and conditions to be set forth in definitive documentation, including that the completion of any such transaction be expressly conditioned on the procedures described in Kahn v. M&F Worldwide Corp. and its progeny. Accordingly, any consideration payable to the holders of Class B common stock in the potential transaction would (among other things) have to be approved (1) by a fully empowered special committee of independent directors of the Board of Directors of the Company and (2) by the holders of a majority of the Class A common stock that do not also hold shares of Class B common stock. The Family, in their capacity as holders of Class B common stock, will not pursue any transaction not expressly conditioned on these procedures. Our proposal also contemplates that the Company would fully indemnify and reimburse the Family with respect to its participation in the transaction, including its out-of-pocket expenses.

We are very proud of the leadership that our Family has provided to the Company over the past 70 years; just as we are pleased with the success that the Company has experienced over the past three years under the leadership of its first non-Family CEO. We believe that a declassification will help the Company continue in its growth, and that our stockholders would overwhelmingly support the proposed transaction. However, as we have stated in the past, we also would be pleased to maintain our ability to control the Company through our holdings of Class A and Class B common stock if the Board or shareholders prefer the status quo.

Please note that this letter is non-binding and any possible transaction contemplated by this letter would be subject to, among other things, negotiation of mutually acceptable definitive documentation with terms appropriate for a transaction of this type. We look forward to hearing from you, and remain committed to working with the Board for the benefit of the Company and its stockholders.

Sincerely,

/s/ Robert Sands
Robert Sands”

The reporting persons intend to review their investment in the Company on a continuing basis and may from time to time take such actions with respect to the investment in the Company as they deem appropriate. These actions may include: (i) acquiring additional shares of Company Class A and/or Class B common stock and/or other equity, debt, notes, other securities or derivative or other instruments that are based upon or relate to the value of securities of the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of Securities in the open market or otherwise; or (iii) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Further, the reporting persons may seek to influence such actions through customary means, including presenting their views for consideration to the Company and its Board, shareholders and other interested parties. The reporting persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, and directly or through their representatives expect to discuss the proposed reclassification transaction with representatives of the Company and/or its board of directors or a committee thereof. The reporting persons do not intend to update disclosures in this Schedule 13D regarding the proposed reclassification transaction until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

Intervening Transactions:

Between the date of the Seventh Amendment and the date hereof, the transactions described below occurred and affected the beneficial ownership of certain of the Reporting Persons:

•	Family foundations controlled by Richard Sands and Robert Sands sold an aggregate of 194,700 shares of Class A Stock

•

A family limited partnership controlled by Richard Sands (“SER Holdings”), a family limited partnership controlled by Robert Sands (“SSR Holdings”) and A&Z 2015 Holdings each exchanged, on a one-for-one basis, 61,144 shares of Class A Stock for 61,144 shares of Class B Stock with a family limited partnership controlled by Richard Sands, Robert Sands, Abigail Bennett and Zachary Stern (“MAS Holdings”)

•	SER Holdings distributed an aggregate of 266,250 shares of Class A Stock to its limited partner, which distributed such shares to Richard Sands

•	RSS 2015 Holdings exchanged, on a one-for-one basis, 250,000 shares of Class B Stock for 250,000 shares of Class A Stock with SSR Holdings

•	Robert Sands received an aggregate of 31,073 shares of Class A Stock upon the vesting of performance share units

•	Robert Sands received an aggregate of 25,696 shares of Class A Stock upon the vesting of restricted stock units

•	Robert Sands sold an aggregate of 25,544 shares of Class A Stock as payment for withholding taxes for the vesting of performance share units and restricted stock units

•	Richard Sands received an aggregate of 1,693,500 shares of Class A Stock upon the conversion of shares of Class 1 Stock on a one-to-one basis, and immediately sold such shares of Class A Stock

•	Robert Sands received an aggregate of 709,168 shares of Class A Stock upon the conversion of shares of Class 1 Stock on a one-to-one basis, and immediately sold such shares of Class A Stock

•	Richard Sands gifted an aggregate of 194,975 shares of Class A Stock to a family foundation controlled by Richard Sands and Robert Sands

•	Robert Sands gifted 59,621 shares of Class A Stock to a family foundation controlled by Richard Sands and Robert Sands

•	A family foundation controlled by Richard Sands and Robert Sands received gifts of an aggregate of 1,615 shares of Class A Stock

•	An aggregate of 43 shares were purchased by certain trusts for which Richard Sands serves as co-trustee

•

Richard Sands and Robert Sands were granted a power of attorney over 16,792 shares of Class A Stock held by a non-reporting person; 200 shares of Class A Stock were subsequently sold on behalf of the non-reporting person

•	RCT 2015 Holdings contributed 675,000 shares of Class B Stock to its wholly-owned subsidiary RCT 2020 Investments LLC

•

Richard Sands and Robert Sands each transferred their directly held shares of Class A Stock, Class B Stock, and stock options, as well as their membership interests in RRA&Z Holdings to RES Master LLC and RSS Master LLC, respectively. The sole member of RES Master LLC is the Richard Sands Master Trust, of which Richard Sands serves as trustee and is the sole beneficiary. The sole member of RSS Master LLC is the Robert Sands Master Trust, of which Robert Sands serves as trustee and is the sole beneficiary.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby revised and supplemented with the following:

The tables below set forth the shares of Class A Stock and Class B Stock beneficially owned by each Reporting Person and the Group. The percentages of ownership were calculated on the basis of 164,339,182 shares of Class A Stock and 23,208,540 shares of Class B Stock outstanding as of December 31, 2021. Shares of Class B Stock are convertible into shares of Class A Stock on a one-to-one basis at any time and at the option of the holder.

Class A Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership
	Sole Power to Vote		Shared Power to Vote		Sole Power to Dispose		Shared Power to Dispose		Total Shares (1)		Percent of Class (1)
									Class A Only	If Class B Converted	Class A Only	If Class B Converted
Robert Sands	557,901	(2)	891,035	(3)	557,901	(2)	6,374,877	(3)	6,932,778	29,679,564	4.2%	15.9%
Richard Sands	149,876	(4)	891,078	(5)	149,876	(4)	6,374,920	(5)	6,524,796	29,308,932	4.0%	15.7%
Abigail Bennett	58,030	(6)	—		58,030	(6)	1,190,908	(7)	1,248,938	9,343,489	0.8%	5.4%
Zachary Stern	33,415		—		33,415		1,190,908	(7)	1,224,323	9,298,179	0.7%	5.4%
Astra Legacy LLC (8)	—		5,484,000		—		—		5,484,000	28,230,942	3.3%	15.1%
Stockholders Group Pursuant to Section13(d)(3) of the Securities Exchange Act of 1934 (9)	—		7,082,855		—		7,082,855		7,082,855	29,867,147	4.3%	16.0%

Class B Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership								Percent of Class
	Sole Power to Vote		Shared Power to Vote	Sole Power to Dispose		Shared Power to Dispose		Total
Robert Sands	—		—	—		22,746,786	(3)	22,746,786	98.0%
Richard Sands	37,350	(4)	—	37,350	(4)	22,746,786	(5)	22,784,136	98.2%
Abigail Bennett	20,695	(6)	—	20,695	(6)	8,073,856	(7)	8,094,551	34.9%
Zachary Stern	—		—	—		8,073,856	(7)	8,073,856	34.8%
Astra Legacy LLC (8)	—		22,746,942	—		—		22,746,942	98.0%
Stockholders Group Pursuant to Section13(d)(3) of the Securities Exchange Act of 1934 (9)	—		22,784,292	—		22,784,292		22,784,292	98.2%

(1)

The numbers and percentages reported do not take into account shares of Class A Stock that can be received upon the conversion of Class 1 Stock owned as of December 31, 2021 or that can be purchased by exercising stock options that are exercisable on or within sixty (60) days after December 31, 2021 (together, the “Class 1 Shares”). These shares are not taken into account because, in accordance with the Company’s certificate of incorporation, any shares of Class A Stock issued upon conversion of shares of Class 1 Stock must be sold immediately in connection with the conversion and, therefore, cannot be held by the beneficial owner of the Class 1 Shares. However, the numbers of shares and percentages of ownership taking into account the shares of Class A Stock that can be received upon the conversion of Class 1 Shares are provided in footnotes where appropriate.

(2)

The reported shares of Class A Stock with respect to which Robert Sands has sole power to vote or dispose (i) include 549,301 shares of Class A Stock held by RSS Master LLC, a limited liability company that is owned by a trust for which Mr. Sands serves as trustee and sole beneficiary, and (ii) as noted in footnote (1), exclude 1,244,467 shares of Class A Stock that can be received upon conversion of Class 1 Shares held by RSS Master LLC. If the shares of Class A Stock that can be received upon the conversion of the Class 1 Shares were included in the shares of Class A Stock beneficially owned by Mr. Sands, Mr. Sands would beneficially own a total of (i) 8,160,653 shares of Class A Stock, representing 5.0% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were not converted, and (ii) 30,907,439 shares of Class A Stock, representing 16.4% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were converted.

(3)

The reported shares of Class A Stock over which Robert Sands has the shared power to vote or dispose include (i) 874,443 shares of Class A Stock held by two family foundations where Robert Sands serves as a director and officer, and (ii) 16,592 shares of Class A Common Stock held directly by a nonreporting person for which Mr. Sands was granted a power of attorney. Mr. Sands disclaims beneficial ownership of such shares. The reported shares of Class A Stock and Class B Stock over which Robert Sands has the shared power to dispose also include 5,483,842 shares of Class A Stock and 22,746,786 shares of Class B Stock held by several family limited partnerships of which Mr. Sands indirectly controls a co-general partner. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. The reported shares are also included in the shares reported as beneficially owned by Richard Sands and the stockholders group described in footnote (9). Amounts reflected in the tables above do not include 21,098 shares of Class A Stock owned directly, or indirectly, by Robert Sands’ spouse. Mr. Sands disclaims beneficial ownership of such shares.

(4)

The reported shares of Class A Stock with respect to which Richard Sands has sole power to vote or dispose (i) include 149,876 shares of Class A Stock held by RES Master LLC, a limited liability company that is wholly-owned by a trust, for which Mr. Sands serves as trustee and sole beneficiary, and (ii) as noted in footnote (1), exclude 952,282 shares of Class A Stock that can be received upon conversion of Class 1 Shares, and the reported shares of Class B Stock with respect to which Richard Sands has sole power to vote or dispose include 37,350 shares of Class B Stock held by RES Master LLC. If the shares of Class A Stock that can be received upon the conversion of Mr. Sands’ Class 1 Shares were included in the shares of Class A Stock beneficially owned by Mr. Sands, Mr. Sands would beneficially own a total of (i) 7,460,443 shares of Class A Stock, representing 4.5% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were not converted, and (ii) 30,207,229 shares of Class A Stock, representing 16.1% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were converted.

(5)

The reported shares of Class A Stock over which Richard Sands has the shared power to vote or dispose include (i) 874,443 shares of Class A Stock held by two family foundations where Mr. Sands serves as a director and officer, (ii) 43 shares of Class A Stock held by certain trusts for which Mr. Sands serves as co-trustee, of which neither he nor any of his immediate family members are beneficiaries, and (iii) 16,592 shares of Class A Stock held directly by a non-reporting person for which Mr. Sands was granted a power of attorney. Mr. Sands disclaims beneficial ownership of such shares. The reported shares of Class A Stock and Class B Stock over which Richard Sands has the shared power to dispose also include 5,483,842 shares of Class A Stock and 22,746,786 shares of Class B Stock held by several family limited partnerships of which Mr. Sands indirectly controls a co-general partner. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. The reported shares are also included in the shares reported as beneficially owned by Robert Sands and the stockholders group described in footnote (9). Amounts reflected in the tables above do not include 15,720 shares of Class A Stock owned by Richard Sands’ spouse. Mr. Sands disclaims beneficial ownership of such shares.

(6)

The reported shares of Class A Stock and Class B Stock over which Abigail Bennett has the sole power to vote and dispose include 20,615 shares of Class A Stock and 20,695 shares of Class B Stock held by family owned limited liability companies of which Ms. Bennett is the manager. The reporting of such shares as beneficially owned by Ms. Bennett shall not be construed as an admission that she is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise.

(7)

The reported shares of Class A Stock and Class B Stock over which Ms. Bennett and Mr. Stern have shared power to dispose include 1,190,908 shares of Class A Stock and 8,073,856 shares of Class B Stock held by A&Z 2015 Holdings. The reporting of such shares as beneficially owned by Ms. Bennett and Mr. Stern shall not be construed as an admission that either of them is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. The reported shares are also included in the shares reported as beneficially owned by Robert Sands, Richard Sands, Astra Legacy LLC and the stockholders group described in footnote (9).

(8)

Astra Legacy LLC serves as voting manager to various Sands family entities. Certain of the reported shares are also included in the number of shares beneficially owned by each such entity, Robert Sands, Richard Sands, Abigail Bennett, Zachary Stern, and the stockholders group described in footnote (9).

(9)

The stockholders group, as reported, consists of Robert Sands, Richard Sands, Astra Legacy and WildStar Partners. The reporting of shares as beneficially owned by the stockholders group shall not be construed as an admission that an agreement to act in concert exists or that the stockholders group is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise. The shares reported as beneficially owned by Robert Sands, Richard Sands, Astra Legacy and WildStar Partners are included in the shares reported as beneficially owned by the stockholders group. If the shares of Class A Stock that can be received upon the conversion of Robert Sands’ and Richard Sands’ Class 1 Shares were included in the shares of Class A Stock beneficially owned by the stockholders group, the stockholders group would beneficially own a total of (i) 9,262,811 shares of Class A Stock, representing 5.6% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by the stockholders group were not converted, and (ii) 32,046,947 shares of Class A Stock, representing 16.9% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by the stockholders group were converted. Certain shares of Class A Stock and Class B Stock were pledged as set forth in Item 6 below. All of these pledged shares are included in the shares reported as beneficially owned by the stockholders group. Subject to the terms of the various credit facilities, the number of shares of Class A Stock and Class B Stock pledged to secure the credit facilities may increase or decrease from time to time and may be moved by the applicable pledgors among the various financial institutions from time to time. In the event of noncompliance with certain covenants under the credit facilities, the financial institutions have certain remedies including the right to sell the pledged shares subject to certain protections afforded to the borrowers and pledgors. However, pursuant to the terms of the various credit facilities, the financial institutions would be required to convert the Class B Stock to Class A Stock prior to any sales.

None of the Reporting Persons has engaged in any transaction involving any Class A Stock or Class B Stock during the past sixty (60) days of the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A and Class B Stock to Goldman Sachs Bank USA for loans made to a Sands family investment vehicle (each, a “Borrower”) under one or more credit facilities:

Pledgor	Number of Shares of Class A Stock
Affiliate of Richard Sands and Robert Sands	322,666
MAS Holdings	183,432
RES Master LLC	55,000

Total Pledged Shares	561,098

Pledgor	Number of Shares of Class B Stock
RES Holdings	950,000

Total Pledged Shares	950,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A and Class B Stock to Merrill Lynch for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
A&Z 2015 Holdings	400,000
SER Holdings	1,350,000

Total Pledged Shares	1,750,000

Pledgor	Number of Shares of Class B Stock
A&Z 2015 Holdings	1,600,000
RES Holdings	3,650,000

Total Pledged Shares	5,250,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock and Class B Stock to Manufacturers and Traders Trust Company for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
RSS Master LLC	5,000

Total Pledged Shares	5,000

Pledgor	Number of Shares of Class B Stock
RSS Holdings	875,000

Total Pledged Shares	875,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock and Class B Stock to Stifel Financial Corp. for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
SER Holdings	100,000

Total Pledged Shares	100,000

Pledgor	Number of Shares of Class B Stock
A&Z 2015 Holdings	218,964
SER Holdings	681,036

Total Pledged Shares	900,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A and Class B Stock to U.S. Bank for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
SSR Holdings	215,000

Total Pledged Shares	215,000

Pledgor	Number of Shares of Class B Stock
RSS Holdings	610,000

Total Pledged Shares	610,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class B Stock to Citibank for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class B Stock
RSS Holdings	1,700,000

Total Pledged Shares	1,700,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class B Stock to JPMorgan Chase for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class B Stock
RCT 2020 Investments LLC	675,000

Total Pledged Shares	675,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class B Stock to KeyBank for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class B Stock
RHT 2015 Holdings	1,350,000

Total Pledged Shares	1,350,000

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons filing this Amendment dated April 4, 2022.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022	By:

/s/ Richard Sands
Richard Sands

/s/ Robert Sands
Robert Sands

/s/ Abigail Bennett
Abigail Bennett

/s/ Zachary Stern
Zachary Stern

Astra Legacy LLC

	By:	/s/ Abigail Bennett
Name: Abigail Bennett
Title: Authorized Person

A&Z 2015 Business Holdings LP
By: WildStar Partners LLC, its co-General Partner

	By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RSS 2015 Business Holdings LP
By: WildStar Partners LLC, its co-General Partner

	By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RES Master LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Authorized Person

RSS Master LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Authorized Person

RCT 2020 Investments LLC,
By: RCT 2015 Business Holdings LP, its sole member

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Authorized Person

WildStar Partners LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer